16 January 2002

Airtours

02 JAN 18 AM 8:12

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



02002612

SUPPL

Dear Sirs

AIRTOURS plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 16 January 2002, the Company filed with the Register of Companies House form 88(2).

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
JAN 29 2002
THOMSON
FINANCIAL

Mike Vaux
Group Company Secretary's Office
Airtours plc

Enclosures

AIRTOURS PLC
Registered Office: Parkway One, Parkway Business Centre, 300 Princess Road, Manchester M14 7QU.
Telephone: 0161 232 0066
Fax: 0161 232 6524
website: http://www.airtours.com
ABTA V6896 ATOL 1179. Registered in England number 742748

J:Grpsec-15-07-0801-001-SEC-3-020116


ICSA
SOFTWARE

BLUEPRINT
Company Secretary

88(2)

Return of Allotment of shares

Please complete in typescript, or in bold black capitals.

CHFP055

Company Number	742748
Company Name in full	Airtours plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	01	2002			

Class of shares *(ordinary or preference etc)*	Ordinary Shares		
Number allotted	3,682		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£2.605		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Airtours Quest Trustee Limited Address: Parkway One, Parkway Business Centre, 300 Princess Road, Manchester UK Postcode: M14 7QU	Class of shares allotted: Ordinary Shares	Number allotted: 3,682
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK Postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 16/1/2002

A ~~director~~ / secretary, ~~administrator, administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name and address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Miss Karen Houlihan, Airtours plc, Parkway One, Parkway Business Centre, 300 Princess Road, Manchester, M14 7QU

Tel 0161 232 6586

DX number DX exchange